Exhibit 99.1

Annual General Meeting of Holders of Common Shares
of

ALMADEN MINERALS LTD.
(the “Issuer”)

held on June 28, 2023

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	For	Against
1. Determine the number of directors at 6	Carried	57,951,967	557,345
2. Elect the following nominees as directors			Withheld
(a) Duane Poliquin	Elected	34,486,083	638,653
(b) Morgan Poliquin	Elected	34,421,128	703,608
(c) Elaine Ellingham	Elected	33,757,307	1,367,429
(d) Alfredo Phillips	Elected	34,424,529	700,207
(e) Kevin O’Kane	Elected	33,696,327	1,428,409
(f) Ria Fitzgerald	Elected	33,734,290	1,390,446
3. Appoint Davidson & Company, Chartered Professional Accountants, as Auditor	Appointed	57,944,420	564,893
			Against
4. Approve unallocated options, rights or other entitlements under the Stock Option Plan	Adopted	26,018,958	3,853,918
5. Reconfirm Shareholders Rights Plan	Adopted	34,270,620	853,237

Dated at Vancouver, B.C., this 28th day of June, 2023.

ALMADEN MINERALS LTD.

Per:

J. “Duane Poliquin”
J. Duane Poliquin
Chair